

October 27, 2011

<u>Via E-mail</u>
Dwight Brunoehler
Chief Executive Officer
Biostem U.S. Corporation
1266 Turner Street
Clearwater, FL 33756

> **Re: Biostem U.S. Corporation**
> **Amendment No. 1 to Form 10**
> **Filed October 18, 2011**
> **File No. 000-54490**

Dear Mr. Brunoehler:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 1</u>

1. We note your statement on page two that you have been informed that the "Biostem Method" can most effectively be protected with confidentiality and other appropriate agreements (instead of registering trademarks or patents). Please revise your filing to clarify whether you have entered into confidentiality or other similar agreements with each of your suppliers and other parties who have had access to your protocols and procedures. If you do not have such protection, revise your filing to include risk factor disclosure about the relevant risks.

2. We note your response to comment 10 from our letter dated September 26, 2011 and your explanation for why you cannot receive patent protection for your process. However, your website indicates that you have "developed and patented [your] "laser enhanced" surgical procedure that is available only at Biostem affiliated centers" (http://www.biostem.us/frequently-asked-questions#procedure). Please revise or advise.

3. We note your disclosure on pages two and nine that you have "written protocols" for the use of nano-technology in hair transplant procedures as well as with respect to the use of autologous platelet rich plasma containing stem cells for joint and ligament repair. Please disclose who wrote these protocols and how you intend to use them once they have been reviewed by medical professionals.

4. We note your statement on page five that most states prohibit corporations that are not owned by medical professionals from providing medical services and procedures, as well as your statement that most states prohibit "fee-splitting" by medical professionals with any other party. Please explain how your business will comply with these health care regulations. Your disclosure should address the disclosure on page two that you intend to provide your affiliated medical providers with "paid support staff necessary to assist with the medical procedures." See Item 101(h)(4) of Regulation S-K.

5. We note your response to comment 27 from our letter dated September 26, 2011, indicating that you are not in a position to address the FDA and other regulatory approvals under which Dr. Markou operates. However, your webpage for "Stem Cell Hair Therapy" at http://www.biostem.us/treatments states the following: "Stem Cell Therapy with platelet rich plasma (PRP) uses the body's own cells to target your hair restoration needs. FDA cleared for soft tissue injection, Biostem's research team is actively involved in applying PRP technology to hair restoration." Therefore please tell us, as previously requested, the nature of the FDA and other regulatory approvals under which you and Dr. Markou operate. See Item 101(h)(4) of Regulation S-K. In addition, identify the members of your "research team" as referenced on your website and tell us whether they and/or Dr. Markou are conducting clinical trials and if so whether such trials comply with FDA and other regulatory guidelines.

Risk Factors, page 3

6. We note your response to comment three from our letter dated September 26, 2011. Please include a risk factor addressing the suspension of your hair transplant marketing efforts as well as your expectation that the resulting reduction in sales is going to have a material adverse impact on revenues and your ability to continue as a going concern, as discussed on page 10.

7. We note your response to comment 11 from our letter dated September 26, 2011. Please revise your registration statement to include a risk factor addressing the risks associated with conflicts of interest Mr. Satino may have as a result of his role as president of a hair replacement company. In addition, tell us, with a view to disclosure, why you no longer believe the obligations Messrs. Brunoehler and Satino have as a result of their duties as presidents of other business entities will not have a material impact on the company.

Plan of Operation, page 8

8. We note your response to comment 22 from our letter dated September 26, 2011 as well as your statements on pages three and nine that over the next 12 months you anticipate that you will require approximately $2 million to achieve your business plans and objectives. However, on page 10 you indicate that you will require approximately $1.5 million over the next 12 months. Please reconcile these statements.

Management's Discussion and Analysis…, page 8

9. We note your statement on page two that you are negotiating the acquisition of a non-U.S. healthcare company in the stem cell sciences business. We also note your disclosure on page nine that you have "nearly depleted" your cash. Please disclose how you intend to finance any such acquisition.

Results of Operations, page 10

10. We note your response to comment 21, and also that your common stock has traded in a range of $0.06 to $4.00 per share during the last four months. Given this volatility in the trading price of your common stock it appears as though the 1,000,000 restricted common shares, to be issued as consideration under a consulting agreement disclosed in the first paragraph of page nine of your August 31, 2011 Form10-Q, could have a material impact on your future results of operations. Please revise as previously requested in comment 21. Describe any such known trends or uncertainties that will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, as required by Item 303(a)(3)(ii) of Regulation S-K.   Otherwise tell us why the issuance of such stock compensation will not have a material impact on future results.   If material, disclose how you are accounting for these shares in the notes to your financial statements.

Exhibit 99.1, Form 10-K for the Fiscal Year Ended February 28, 2011

Financial Statements

Note 7 – Change in Control, page F-10

11. We note your response to comment 27 appears to be inconsistent with disclosure in the last paragraph of page one of Amendment No. 1 to Form 10A stating that Biostem U.S. Corporation has been providing hair transplants in Clearwater, Florida. Moreover, it appears from your webpage at http://www.biostem.us/treatments that you do indeed market and provide such services and that you market these hair transplant treatments to the same customer base as Dr. Markou. We also note the continuity of Biostem Method business operations as a sole source of your revenues under Dr, Markou's (your then controlling party) management before and after the May 2010 acquisition transaction. Please clarify your response to comment 27 and tell us how you addressed or the criteria

of Rule 11-01(d) of Regulation S-X in your consideration of whether the May 2010 asset purchase represented a business acquisition for which financial information is required pursuant to Rules 3-05 of Regulation S-X.

12. Refer to the seventh paragraph of page 10, which appears to indicate that you foresee the need to use much of the $1,500,000 of estimated capital resources you will need for your operations during the next twelve months "to improve current procedures and protocols. With a view to improved disclosure, tell us why your protocols need to be improved. Describe for us how you intend to improve them. Specifically address the Biostem Method protocols acquired from Dr. Markou in your response.

Exhibit 99.2, Form 10-Q for the Fiscal Quarter Ended August 31, 2011

Item 4: Controls and Procedures, page 12

13. Please revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and as of the end of the period covered by the this Form 10-Q as required by Item 307 of Regulation S-K.

You may contact Joe Kempf, Staff Accountant at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Julio C. Esquivel, Esq.